File No. 70-9773

                United States Securities and Exchange Commission

                             Washington, D.C. 20549

                    ----------------------------------------
                               Amendment No. 1 to

                                    Form U-1

                             Application/Declaration

                                    Under the

                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                  London NWI5JD
                                 United Kingdom

                     (Name of company filing this statement
                   and address of principal executive offices)
                    ----------------------------------------

                             National Grid Group plc

                    (Name of top registered holding company)
                    ----------------------------------------

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)



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The  Commission  is  also  requested  to send  copies  of any  communication  in connection with this matter to:

                               Joanne C. Rutkowski
                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102




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     This    pre-effective    Amendment    No.   1   revises    the   Form   U-1
Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on October 16, 2000, in File No. 70-9773, by adding a Rule 54 analysis at the end of Item 1, adding fee and expense information to
Item 2, and adding Exhibits F-1 and F-2 to Item 6.

Item 1. Description of the Proposed Transaction

         *     *     *     *     *

     D.   Rule 54 Analysis

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./1 Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

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1    As the  Commission  noted in The National  Grid Group plc,  Holding Co. Act
     Release No. 27154 (March 15, 2000) (the "March Order"), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.
-------------

     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of September 30, 2000 was $4,034,303,800. As of September 30, 2000, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,296,256,000. Consequently, National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000./2 In the Commission's March Order, National Grid was authorized to invest up to 252% of its retained earnings in EWGs and FUCOs.


-------------
2 National Grid's consolidated capitalization was 33.5% common stock and 66.5% debt as of September 30, 2000.
-------------

     National Grid also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     The  authority  sought  herein to  solicit  proxies  from  National  Grid's shareholders will have no effect upon National Grid's investment, direct or indirect, in EWGs or FUCO. The solicitation of proxies also is not an issuance of securities to finance the acquisition of, or investment in, EWGs or FUCOs that could have the potential to adversely affect the financial soundness of the National Grid system or any of its public utility subsidiaries. Since this Application-Declaration does not involve a financing transaction, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The March Order notes that in its Application referenced above; (1) National Grid demonstrated that it had an investment grade credit rating, (2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid's FUCO operations), (3) that the Application contained various commitments by National Grid to maintain its financial strength, and (4) that the public utility subsidiaries in the National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under rule 53(c)."3


-------------
3    March Order at 64.
-------------

     Given  National  Grid's  continued  compliance  with the terms of the March
Order  and  the  lack  of any  proposed  financing  transaction  in the  instant
Application-Declaration, the Commission should find the terms of Rule 54 satisfied.

Item 2. Fees, Commissions and Expenses

     National Grid estimates that the fees and expenses payable in connection with the proposed Solicitation will be approximately $1,665,000. This amount includes printing and mailing the Circular, proxy tabulation services, legal services and miscellaneous expenses.

Item 6. Exhibits and Financial Statements

     (a)  Exhibits.

Exhibit B-1    Press Release  (incorporated by reference to National Grid's Form
               425 dated September 5, 2000, File No. 1-2987).

Exhibit B-2    Merger  Agreement  (incorporated by reference to Niagara Mohawk's
               Form 8-K dated September 13, 2000, File No. 000-25595).

Exhibit B-3    Draft  Circular  (to  be  filed  separately  under   confidential
               treatment request pursuant to Rule 104(b)).

Exhibit F-1    Opinion of Counsel - National Grid Group plc.

Exhibit F-2    Past Tense Opinion of Counsel (to be filed by amendment).

Exhibit I-1    Form of Notice.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicant has duly caused this Pre-Effective Amendment No. 1 to its Application-Declaration, File No. 70-9773, to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 19, 2000              By: /s/   Jonathan M.G. Carlton
                                                ---------------------
                                                Jonathan M.G. Carlton
                                                Vice President and Director
                                                of Regulatory Research
                                                National Grid USA


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                                                                 Exhibit Index

     Exhibit F-1 Opinion of Counsel - National Grid Group plc.


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EXHIBIT F-1

                                                             December 19, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re: National Grid Group plc, Application-Declaration on Form U-1 in File No. 70-9773.

Dear Sirs:

     National Grid Group plc ("National Grid") has applied to the Commission for authority to solicit proxies in connection with the acquisition of Niagara Mohawk Holdings, Inc. As counsel for National Grid, I deliver this opinion to you for filing as Exhibit F-1 to the Application-Declaration referenced above. Briefly stated, National Grid is seeking the Commission's authorization under
Section 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 62 which require that any solicitation of National Grid's shareholders be made only in accordance with a Declaration which the Commission has permitted to become effective. The Application-Declaration and National Grid's draft Circular, filed as Exhibit B-3 to the Application-Declaration, explain the transaction in more detail.

     I am a member of the Law Society of England and Wales, the place of incorporation of National Grid, and I am also a member of the Law Society of Scotland. I am not a member of the bars of any other country, or any state of the United States, states in which certain subsidiaries of the Applicant are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to National Grid who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained by National Grid, in particular, CMS Cameron McKenna, Cleary, Gottleib, Steen & Hamilton and LeBoeuf, Lamb, Greene & MacRae, L.L.P., who are expert in the laws applicable to the Applicant.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application-Declaration.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     o The Commission shall have duly entered an appropriate order or orders with respect to the proposed proxy solicitation, as described in the Application-Declaration, permitting the Application-Declaration to become effective under the Act and the rules and regulations thereunder, and the proposed proxy solicitation is consummated in accordance with the Application-Declaration and the Commission's orders.

     o No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     o The Applicant will at the time of the proxy solicitation be a duly incorporated corporation or duly formed limited liability company or partnership in the jurisdiction in which it is domiciled.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proxy solicitation is consummated in accordance with the Application-Declaration:

     (a)  all  state  and  federal  laws   applicable  to  the  proposed   proxy
          solicitation will have been complied with, and;

     (b) the consummation of the proposed proxy solicitation will not violate the legal rights of the holders of any securities issued by National Grid, or by any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                          Very truly yours,

                                          //s//Fiona Smith

                                          Company Secretary and General Counsel
                                          National Grid Group plc